RECEIVED

2008 DEC -8 A 8:25

[illegible]

December 6, 2008

[redacted]

08006167

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosure of total number of voting rights and number of shares in the capital at November 30, 2008 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

PROCESSED

DEC 11 2008

THOMSON REUTERS

Shareholders and Market Authority Relations Director.

Jean-Régis CAROF

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tel. + 33 (0)1 47 56 70 00

Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 120 482 562 Euros - 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100

L'ORÉAL

Disclosure of total number of voting rights and number of shares in the capital at November 30, 2008

Pursuant to article L-233-8 of French "Code de Commerce" and 223-16 of the AMF's General Regulations:

Total number of shares	602,415,810
Number of real voting rights (without own shares)	583,117,468
Theoretical number of voting rights (including own shares)	602,415,810

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 17.1 billion in 2007, the group focuses its activities on 26 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken, Mizani in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay, Inneov, Skinceuticals and Sanoflore in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, Ralph Lauren, Diesel, Yves Saint Laurent Beauté and Viktor & Rolf in perfumeries and department stores.. And The Body Shop in its own stores.
Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL
Individual shareholders and market authorities
Mr. Jean-Régis CAROF
Phone: 01.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and institutional investors
Mrs. Caroline MILLOT
Phone: +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

December 6, 2008

RECEIVED

2008 DEC -8 A 8:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: **L'Oréal S.A. -- File No. 82-735**

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosures of trading in the Company's own shares from October 31th, 2008 to November 12th, 2008 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

Shareholders and Market Authority Relations Director.

Jean-Régis CAROF

Centre Eugene Schueller - 41, rue Martre - 92117 Clichy Cedex - Tel. + 33 (0)1 47 56 70 00

Siege social : 14, rue Royale 75008 Paris
S A au capital de 120 482 562 Euros - 632 012 100 R C.S Paris - NAF 2042 Z - FR 10 632 012 100

Disclosure of trading in own shares carried out on November 2008

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 31/10/2008 to the 07/11/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
31/10/2008	130,000	57.49	7,474,116
03/11/2008	80,000	58.77	4,701,360
04/11/2008	80,000	60.81	4,864,800
05/11/2008	50,000	62.13	3,106,300
06/11/2008	140,000	60,53	8,474,200
07/11/2008	70,000	62.09	4,346,272
TOTAL	**550,000**		**32,967,048**

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 10/11/2008 to the 14/11/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
10/11/2008	70,000	63.51	4,445,490
11/11/2008	110,000	60.75	6,682,500
12/11/2008	90,000	60.97	5,487,408
TOTAL	**270,000**		**16,615,398**

TOTAL	Number of shares	Amount in €
NOVEMBER 2008	820,000	49,582,446

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 17.1 billion in 2007, the group focuses its activities on 23 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken and Mizani in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay, Inneov, Skinceuticals, Sanoflore in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, Viktor & Rolf, Diesel, Yves Saint Laurent Beauté and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
Phone: 01.47.56.83.02
jcarof@dgaf.loreal.com
Financial analysts and institutional investors
Mme Caroline MILLOT
Phone: +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

END